Exhibit 99.1

Origin Agritech Limited to Announce FY2012 Second Quarter Financial Results on May 8

BEIJING--(BUSINESS WIRE)--May 4, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced that the Company will report results for its fiscal year 2012 second quarter ended March 31, 2012, before the market opens on Tuesday, May 8, 2012.

The Company will host a teleconference on May 8, 2012, at 8:00 a.m. ET / 8:00 p.m. Beijing time to discuss the results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call will be available shortly after the conference call through 11:59 p.m. ET on June 8, 2012. The replay dial-in numbers are: U.S. toll free number +1-877-660-6853, or the international number is +1-201-612-7415; using Account "286" and Conference ID "393996" to access the replay.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on to the Company’s website at: www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Investor:
Origin Agritech Limited
Chief Financial Officer
Dr. James Chen
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin
646.284.9474
shiwei.yin@grayling.com